Grand Banks
Energy Corporation

06010091

SUPPL

January 2, 2006

Via Federal Express

Securities and Exchange Commission
Office of International Corporation Finance
100 F Street, NE
Washington, DC 20549

Dear Sir/Ms.

Re: Grand Banks Energy Corporation
File No. 82-34896

For filing, in compliance to an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find enclosed a Schedule A with the document(s) listed attached.

We trust everything is in order, however if you require further information please contact the writer at (403) 262-8666 extension #103.

Yours truly,

GRAND BANKS ENERGY CORPORATION

Shawn McDonald
Corporate Secretary

SM/ss
Enclosures

File No. 82-34896

SCHEDULE A

DOCUMENT

1. Press Release dated December 9, 2005
2. Press Release dated December 21, 2005

File No. 82-34896

GRAND BANKS ENERGY CORPORATION

For Immediate Release ("GBE" – TSX-V)

GRAND BANKS ENERGY CORPORATION ANNOUNCES FLOW THROUGH PRIVATE PLACEMENT

Calgary, Alberta – December 9, 2005 Grand Banks Energy Corporation (the "Company") is pleased to announce that it has entered into financing agreements to issue up to 1.67 million flow-through common shares on a private placement basis at a price of $2.00 per share, for gross proceeds of up to $3.34 million. No agent fees are payable on this transaction.

This offering is subject to the approval of the TSX-Venture Exchange.

The net proceeds from the offering will be used for exploration and development, including the Company's participation in a number of high impact deep Devonian gas exploration wells located in Alberta at Harley (Tower Creek), Brazeau, and Saddle Hills.

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796

E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The common shares offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES.

File No. 82-34896

GRAND BANKS ENERGY CORPORATION

For Immediate Release ("GBE" – TSX-V)

GRAND BANKS ENERGY CORPORATION ANNOUNCES COMPLETION OF $3,340,000 MILLION PRIVATE PLACEMENT

Calgary, Alberta – December 21, 2005 – Grand Banks Energy Corporation (the "Company") is pleased to announce that the private placement financing announced on December 9, 2005 has been completed. An aggregate of 1,670,000 common shares were issued on a flow-through basis at a price of $2.00 per share for total gross proceeds of $3,340,000. The shares issued are subject to a four month hold period that expires on April 22, 2006. No agent fees were paid on this transaction. The net proceeds of the private placement will be used for exploration.

The Company is also pleased to announce that FrontierAlt Resource 2005 Flow-Through Limited Partnership, an independent Toronto-based financial services company, participated in the private placement thouggh the purchase of 383,990 shares.

Grand Banks is listed on the TSX-Venture Exchange under the Symbol GBE.

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796

E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The common shares offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.